MAIL STOP 3561

      August 11, 2005

Mr. Bob Marbut, Chairman
Argyle Security Acquisition Corporation
200 Concord Plaza, Suite 700
San Antonio, Texas  78219

Re:	Argyle Security Acquisition Corporation
		Registration Statement on Form S-1
      Filed July 13, 2005
		File No. 333-126569

Dear Mr. Marbut:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please furnish supplementally a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with the NASD. Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter informing that the NASD has no objections.

2. We note that your initial business combination must have a fair market value of at least 80% of your net assets at the time of acquisition. Please clarify throughout that there is no limitation on your ability to raise funds privately or through loans that would allow you to acquire a company or portfolio with a fair market value in excess of 80% of your net assets at the time of acquisition. Disclose as well whether any such financing arrangements have been entered into or contemplated with any third parties.
3. We note the structure of this offering and its similarity to numerous blank check offerings underwritten on a firm commitment basis that recently have been registered with the Commission.
With a
view toward disclosure, identify for us supplementally the names of the companies that have registered or are seeking to register blank check offerings underwritten on a firm commitment basis in which an officer, director, affiliate, underwriter or attorney for any of the above have been involved; the Securities Act Form the companies` filed on; if applicable, the date of effectiveness; and, the status of the offering thus far. In this regard, tell us the amount escrowed to date and whether the blank checks have engaged in the desired business combination outlined in the prospectus. To assist the staff in this regard, please present the information in a tabular format.
4. Provide disclosure with respect to the conversion rights to discuss the relative benefits and financial advantages to utilization of such feature between the existing stockholders and the public stockholders. This disclosure should include, in part, an analysis and comparison of the financial consequences of the exercise of the conversion right when exercised by an existing stockholder as compared to a public stockholder. We may have further comment.

Table of Contents
5. The legend beneath the table of contents should be relocated or deleted.

Prospectus Summary
6. Clarify that the Current Report on Form 8-K will be filed with the
Securities & Exchange Commission and whether it will be distributed to unit holders.

Risk Factors, page 8
7. Please state the amount per share that public stockholders will receive if you are forced to liquidate before a business combination in risk factor three.
8. Discuss in risk factor four the "certain circumstances" that certain officers and directors will be personally liable for the claims of certain vendors.
9. Please update the disclosure in risk factor six.
10. Please identify the officers, directors and key personnel referenced in risk factor 9.
11. Clarify in risk factor 10 that your officers and directors "will" allocate their time to other businesses.
12. You disclose in risk factor 11 that certain of your officers and directors are currently involved in other business that are similar, including blank check companies, to the business activities that you intend to conduct following a business combination. Please identify who these individuals are and the businesses they are involved.
13. Please revise risk factor 12 to name the officers, directors, affiliates, and designees. We also note the statement that they "will" purchase warrants in the market.
14. Please identify the "certain segments" referenced in risk factor
21.
15. Risk factors 15, 18, 20, and 27 do not appear to represent material risks, are generic, and/or duplicate others. We suggest they be deleted.
16. Please avoid the generic conclusions you reach in several of your risk factor narratives and subheadings that the risk could have an "adverse affect," "material adverse affect," "adversely affect," or other such similar yet generic results on your business, financial condition, or results of operations. Instead, replace this language with specific disclosure of how your business, financial condition and operations would be affected. See, for example, risk factors 19,
21-24, and 30-32.
17. Risk factors 37 and 39 are repetitious and should be combined.
18. Please identify the officers referenced in risk factor 40 that reside outside of the US.

Use of Proceeds, page 21
19. We note that you have allocated $400,000 towards due diligence of prospective target companies. Considering that current management will not devote a set amount of time to these endeavors, please revise to discuss how due diligence will be performed and who will perform it.

Capitalization, page 25
20. Please revise your table to include the notes payable, stockholders (i.e. $125,000).


Proposed Business, page 28
21. The current disclosure does not adequately discuss your stated target industry. Please expand the disclosure to more fully discuss the security industry. In this regard, we also note from various risk factors that you may seek a target abroad and that various government regulations could affect your business and contracts. These matters should also be discussed in greater detail.
22. It appears that management may obtain employment or consulting agreements at the same time as the business combination. State how this will be determined and whether this will be a term of the business combination agreement. This should be discussed in greater detail, focusing on any potential conflicts of interest that may arise. Include risk factor disclosure as appropriate.
23. Under the heading "Fair market value of target businesses," clarify whether the discussion in the last sentence means that no fairness opinion will be required in a transaction involving an affiliated entity if the board makes an independent determination as to fair value and a lack of conflicts.

Management, page 37
24. Please provide the full business description for your officers and directors as required by Item 401 of Regulation S-K. In this regard, it appears Mr. Marbut also hold a directorships and VEC Trust.
Principal Stockholders, page 40
25. We note reference to Rule 462(b) both here and in the Certain Transaction section. Prior to going effective, supplementally confirm that you have no intention of increasing the offering size.
26. We note that Messrs. Marbut and Chaimovski have agreed to purchase warrants in the open market following the offering. Clarify whether they are obligated to purchase any specific amount of warrants following the offering. Indicate the specific information that they will look at in determining to purchase warrants in the open market following the offering. In addition, discuss whether a purpose of such purchases is to stabilize prices and if so, discuss what may happen to market prices after all such purchases are made.

Certain Relationships and Related Transactions, page 42
27. Provide the basis for the statement that "All ongoing and future transactions" between the company and its officers, directors or their affiliates will be on terms believed to be no less favorable than would be available from unaffiliated third parties. Underwriting, page 48
28. Tell us whether the underwriter or any member of the underwriting syndicate will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us supplementally. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing, and confirm, if true, that the procedures you will follow with respect to any electronic distribution will be consistent with those previously described to and cleared by the Office of Chief Counsel.
29. Tell us whether you or the underwriter has any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.
30. If the company or the underwriter intends to engage a directed share program in conjunction with this offering, please describe to us the mechanics of how and when these shares were or will be offered and sold to investors in the directed share program for this offering. For example, tell us how the prospective recipients and number of reserved shares is determined. Tell us how and when the company and underwriter notified or will notify the directed share investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered securities, including how and when any communications are sent or received or funds are received by the underwriters or you. How do the procedures for the directed share program differ from the procedures for the general offering to the public? Provide us with copies of all written communications with prospective purchasers about the directed share program.

Where You Can Find Additional Information, page 52
31. Please note the Commission`s new address:

100 F Street, NE
Washington, DC 20549.




Financial Statements

Note 5 - Commitments and Contingencies, F-10
32. Regarding the options granted to your existing shareholders, please provide the required disclosures of SFAS 123 (as amended by SFAS 148), specifically paragraphs 45 through 48, and 362.
33. We note that in your option pricing model assumptions you used
a
volatility factor of .10 and a weighted average expected life of
..13
years for options granted to existing shareholders. Please explain your basis for how these factors were determined.
34. We note your disclosure regarding the underwriter purchase option
(UPO). Please tell us in detail how you intend to account for the UPO in your financial statements. Explain your basis for the proposed treatment and cite the specific authoritative literature you used to support your accounting treatment. The fair value of the UPO would appear to be material to your financial statements, please disclose its estimated fair value and the significant assumptions used to value the UPO. As applicable, expand MD&A to discuss the transaction and quantify the likely future effect on your financial condition and results of operations.

Other
35. Please ensure the consent provided by your independent accountant accurately reflects the date of the audit report (see F-3).

Part II

Item 15.  Recent Sales of Unregistered Securities
36. It appears options were granted to your existing shareholders to
purchase up to 468,750 shares of common stock in order to maintain their 20% ownership after the offering. We are unable to locate the disclosure required by Item 701 of Regulation S-K for these
options.
In addition, since no consideration appears to have been given in exchange for these options, we view the grant of the options as a form of consideration, and we request that you include the information required under Item 402 of Regulation S-K. In this regard, we also request that you revise the disclosure throughout to reflect the fact that compensation has been paid to your exiting shareholders. By way of illustration only, we direct your attention to page 22 where you state "No compensation of any kind...."

Item 16.  Exhibits
37. Section 6 to exhibit 1.1 has been "intentionally omitted."
Please advise.
38. We note in exhibit 10.11 that Rodman & Renshaw LLC will "fill such order in such amounts and at such times as it may determine." Please revise to discuss in the prospectus the factors Rodman & Renshaw will consider in making these purchases and how such purchases will be timed. Is it possible for you to seek the "best price and execution"?
Closing Statements

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Blaise Rhodes at (202) 551-3774 if you have questions regarding comments on the financial statements and related matters. Please contact William Bennett at (202) 551-3389 with any other questions.


      Sincerely,



      John Reynolds
      Assistant Director


cc:	Mitchell S. Nussbaum, Esq.
	Fax: (212) 407-4990



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Mr. Bob Marbut, Chairman
Argyle Security Acquisition Corporation
August 11, 2005
P. 1